Exhibit 1

Fourth Quarter 2012 Page 1 of 10

EDENOR ANNOUNCES FOURTH QUARTER 2012 RESULTS

Stock Information: NYSE ADR Ratio: 20 Class B = 1 ADR Buenos Aires Stock Exchange	Investor Relations Contacts: Leandro Montero Chief Financial Officer Veronica Gysin Planning and Capital Markets Manager
Ticker: EDN	Tel: 5411.4346.5511

Buenos Aires, Argentina, March 13, 2013 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the fourth quarter of 2012. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”). Solely for the convenience of the reader, Peso amounts as of and for the period ended December 31, 2012 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2012 of Ps. 4.918.

EDENOR’s and EDEN’s HIGHLIGHTS

Sale of Eden

On February 27, 2013, the Company’s Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer will be paid through the delivery of Edenor’s debt securities for an amount equivalent, as at the date of the acceptance of the offer, to USD 80 million. Such delivery will be guaranteed by a contribution of $300 million in Argentina’s sovereign debt bonds to be made by the Buyer to a trust. Furthermore, as security for the performance of his obligations, the Buyer made a deposit for USD 3 million in the name of the Company.

Emdersa´s Spin-off

In November 2012, the Company ended the spin-off process of Emdersa, because of that we were able to close the sales already agreed of Edesal, Edesa and the thermal plant Piquirenda. So the only company under Emdersa’s control is Edelar, the distribution company of the Province of La Rioja.

Emergency state of the electricity system of Edelar

In December 2012, the Province of la Rioja passed a Provincial Law declaring the emergency state of the electricity system of La Rioja, which allows the Provincial Executive Power to pass the necessary measures in order to guarantee the supply of electricity power to the population of La Rioja.

Salary Agreement

Since January 2013, with respect to the salary increases granted in 2012, the Company was required to include in the salaries a fixed amount of $ 2.410. In addition, in February 2013, the Company, the National Authorities and the Electric Light and Power Labor Union entered into a salary agreement for a term of eighteen months which establishes an 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013 and a 7% cumulative increase as from January 2014.

Resolution 347/12

On November 23, 2012, the ENRE issued Resolution No. 347/2012, pursuant to the provisions of clause 4.2 of the Adjustment Agreement, authorizing the Company to apply a fixed charge for T1 customers and a variable amount for T2 and T3 customers, to be calculated on a percentage of their respective power charges.Such amounts are to be used exclusively to finance infrastructure and corrective maintenance of the facilities. To this end, a Trust was created in which the Company deposits the funds raised and which is responsible for paying certain contractors for and on behalf of Edenor.

Fourth Quarter 2012 Page 2 of 10

Implementation of CC&B

In November 2012 the second phase of implementation of CC & B (Customer Care & Billing) was finalized, covering the commercial management of the Small and Medium customers, adding 2.7 million customers to the system, that was already operating since 2011 for the Large customers.

CAMMESA

In order to preserve and guarantee the public service concession and lighten the existing cash deficit, since October 2012 the Company decided to partially cancel with surplus cash balances, the obligations with the wholesale electricity market. This decision arise from the importance to face all the compromises necessary to ensure the provision of public services, including investment plans and ongoing operation and maintenance tasks.

Framework Agreement

In 2012, the Company collected Ps. 45.88 million from the National Government and Ps. 13.86 million from the Government of the Province of Buenos Aires, including the bonds with maturity in May, 2014

Fourth Quarter 2012 EDENOR Standalone Operating Figures

EDENOR OPERATING FIGURES
In million of Pesos	4Q 2012	4Q 2011	% Change vs.2011

Net Sales	809.7	559.7	44.7%
Electric power purchases	(433.4)	(269.7)	60.7%
Net Operating Loss	(214.7)	(130.4)	64.6%
Net Loss	(389.5)	(418.8)	(7.0)%

Net Sales increased 44.7% to Ps. 809.7 million in the fourth quarter of 2012 from Ps. 559.7 million in the fourth quarter of 2011, mainly due to an increase in the electric power price on account of the subsidies cuts with no impact in the distribution value added and additional income from changes established by the resolution 347/2012 set by the government in November 2012, and the increase in energy and capacity sold.

Volume of Energy Sold increased 4.0% to 5,033 GWh in the fourth quarter of 2012 from 4,838 GWh in the fourth quarter of 2011. This increase was attributable to a 1.0% increase in the number of customers and a 3.0 % increase in the average GWh consumption per customer.

Electric Power Purchases increased 60.7% to Ps. 433.4 million in the fourth quarter of 2012 from Ps. 269.7 million in the fourth quarter of 2011, basically due to an increase in the purchase price as a result of the subsidies cuts, the increase in the price at which the non-recognized energy losses are measured and the cost set for mobile generation.

Net Operating Loss increased Ps. 84.3 million, to a loss of Ps. 214.7 million in the fourth quarter of 2012 from a loss of Ps. 130.4 million in the fourth quarter of 2011. This negative result was due to the increases in transmission and distribution expenses of  Ps. 84.3 million, in selling expenses of Ps. 14.3 million and in administrative expenses of Ps. 22.4 million partially offset by an increase in sales. This loss is also attributable to a decrease of Ps. 6.3 million in results from permanent investments and by a decrease in other incomes of Ps. 43.4 milllion, which includes  the impairment of other receivables of Ps. 37.3 million. This  loss arises from the process of divesting net assets initiated by the Company where the market value recognized was lower than the fair value.

Net Loss decreased Ps. 29.3 million, to a loss of Ps. 389.5 million in the fourth quarter of 2012 from a loss of Ps. 418.8 million in the fourth quarter of 2011, mainly due to the increase in net sales and partially offset by an increase in operating expenses and a commercial interests accrued by CAMMESA of Ps. 55.2 million, exchange differences of Ps. 63.7 million and impairment of Ps. 64.8 million in Edelar´s Asset.

Fourth Quarter 2012 Page 3 of 10

EDENOR Adjusted Standalone and consolidated EBITDA

Edenor Adjusted standalone EBITDA has decreased to a loss of Ps. 151.8 million as of December 31, 2012 vis à vis a gain of Ps. 263.2 million for the same period of 2011. Adjusted consolidated EBITDA has decreased to a loss of Ps. 75.7 million in 2012 vis à vis a gain of Ps. 381.1 million for the same year of 2011.

EDENOR Adjusted Ebitda Standalone					Edenor Adjusted Ebitda Consolidated
	4Q 2012	2Q2011	December 2012	December 2011		4Q 2012	2Q2011	December 2012	December 2011
	(in million of Pesos)					(in million of Pesos)
Operating Profit	(214.7)	(130.4)	(750.4)	195.9
Amortization	49.5	46.5	192.6	184.8	Operating Profit	(214.8)	(104.6)	(713.3)	258.9
Gain from acquisition of assets	-	-	-	(435.0)	Amortization	32.2	33.6	197.8	187.9
Result participation in subs	(5.9)	(12.3)	(30.3)	(48.9)	Gain from acquisition of assets	-	0.0	-	(435.0)
EBITDA	(171.1)	(96.2)	(588.2)	(103.2)	EBITDA	(182.6)	(71.1)	(515.5)	11.8
PUREE	121.7	98.4	410.7	338.0	PUREE	121.8	98.4	410.7	338.0
Commercial Interests	5.6	11.9	25.7	28.4	Commercial Interests	6.5	12.7	29.1	31.3
Adjusted EBITDA	(43.8)	14.2	(151.8)	263.2	Adjusted EBITDA	(54.4)	40.0	(75.7)	381.1

Fourth Quarter 2012 EDEN Operating Figures

EDEN OPERATING FIGURES
In million of Pesos	4Q 2012	4Q 2011	% Change vs.2011

Net Sales	200.9	158.2	27.0%
Electric power purchases	90.6	59.3	52.8%
Gross margin	49.9	51.7	3.5%
Net Operating Loss	4.3	26.4	(83.7%)
Net Loss	(1.0)	13.1	(107.9%)

Net Sales increased 27.0% to Ps. 200.9 million in the fourth quarter of 2012 from Ps. 158.2 million in the fourth quarter of 2011, mainly due to tariff increases obtained on July 2012, due to an increase in the purchase price and lesser extend to an increase volume of energy sold.

Volume of Energy Sold increased 1.3% to 713 GWh in the fourth quarter of 2012 from 703 GWh in the fourth quarter of 2011. This increase was attributable basically due  to an increase in the number of customers and an increase in the average consumption per customer.

Electric Power Purchases increased 52.8% to Ps. 90.6 million in the fourth quarter of 2012 from Ps. 59.3 million in the fourth quarter of 2011, mostly due to an increase in the purchase price and due to a higher demand.

Gross Margin increased 3.5% to Ps. 49.9 million in the fourth quarter of 2012 from Ps. 51.7 million in the fourth quarter of 2011, mainly due to higher transmition and distribution expenses due to salary increases, partially offset by the tariff increases granted on July 2012.

Net Operating Income decreased 83.7% to Ps. 4.3 million in the fourth quarter of 2012 from Ps. 26.4 million in the fourth quarter of 2011, basically due to an increase of 71.0% in Selling and Administrative expenses, because of salary increases and higher contractors prices.

Net Income decreased 107.9% to a loss of Ps. 1.0 million in the fourth quarter of 2012 from a Ps. 13.1 million gain in the fourth quarter of 2011, as a consequence of higher costs and expenses, partially offset by tariff increases.

Fourth Quarter 2012 Page 4 of 10

EDEN Adjusted EBITDA

Eden Adjusted EBITDA has decreased 24.0% to Ps. 124.8. million in the year ended December 31, 2012 vis à vis Ps. 163.2 million for the same period of 2011.

EDEN Adjusted Ebitda Standalone
	4Q 2012	4Q 2011	December 2012	December 2011
	(in million of Pesos)
Operating Profit	3.4	25.7	69.1	121.1
Amortization	7.7	7.1	30.2	27.7
EBITDA	11.1	32.8	99.3	148.8
Other adjustments	7.4	4.8	25.5	14.4
Adjusted EBITDA	18.5	37.6	124.8	163.2

*As of December 2011, Eden has consolidated 10 months with Edenor representing an Adjusted Ebitda of Ps. 136.0 million.

Discussion of EDENOR Financial Results:

Operating Expenses

	Transmission & Distribution expenses			Selling expenses			Administrative expenses			Total Expenses
	4Q 2012	4Q 2011	% Variation	4Q 2012	4Q 2011	% Variation	4Q 2012	4Q 2011	%Variation	Year ended December 31, 2012	Year ended December 31, 2011	% Variation
Salaries and social security taxes	128,121	124,756	2.7%	33,212	29,225	13.6%	40,271	22,141	81.9%	693,995	570,965	21.5%
Pension Plan	2,033	1,135	79.1%	543	284	91.2%	732	166	341.0%	20,364	9,913	105.4%
Communications Expenses	1,625	1,563	4.0%	4,372	4,446	-1.7%	370	820	-54.9%	28,236	25,545	10.5%
Allowance for doubtful accounts	-	-	0.0%	2,813	4,028	-30.2%	-	-	0.0%	17,149	13,184	30.1%
Supplies Consumption	21,958	15,229	44.2%	-	324	-100.0%	3,505	918	281.8%	92,737	57,243	62.0%
Rent and Insurance	1,001	666	50.3%	-	27	-100.0%	4,535	3,262	39.0%	21,384	16,951	26.2%
Security Services	3,648	2,812	29.7%	170	127	33.9%	1,352	1,168	15.8%	16,762	12,253	36.8%
Fees and remuneration for services	127,701	70,555	81.0%	41,093	32,815	25.2%	23,872	19,247	24.0%	707,455	404,357	75.0%
Public Relations and Marketing	-	-	0.0%	-	-	0.0%	1,238	6,272	-80.3%	3,419	11,212	-69.5%
Advertising and Sponsorship	-	-	0.0%	-	-	0.0%	637	-1,564	-140.7%	1,761	5,845	-69.9%
Reimbursements to personnel	304	287	5.9%	58	249	-76.7%	8	347	-97.7%	2,181	3,912	-44.2%
Depreciation of property, plant and equipment	46,546	46,529	0.0%	1,781	-	0.0%	1,153	-	-	192,554	184,792	4.2%
Directors and Supervisory Committee member´s fees	-	136	0.0%	-	-	0.0%	630	2,337	-73.0%	2,543	4,837	-47.4%
ENRE penalties	40,506	25,514	58.8%	3,046	2,165	40.7%	-	-	-	116,743	81,058	44.0%
Taxes and Charges	-	-	0.0%	6,454	5,541	16.5%	1,063	690	54.1%	28,134	22,888	22.9%
Other	81	69	17.4%	24	77	-68.8%	261	1,418	-81.6%	1,452	4,096	-64.6%
Total	373,524	289,251	29.1%	93,566	79,308	18.0%	79,627	57,222	39.2%	1,946,869	1,429,051	36.2%

Fourth Quarter 2012 Page 5 of 10

Sales

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	4Q 2012		4Q 2011			December 2012	December 2011	Clients
	In Gwh	%	In Gwh	%	Variation	Clients	Clients	Variation
Residential	2,022	40.2%	1,791	37.0%	12.9%	2,376,981	2,354,242	1.0%
Small Commercial	453	9.0%	427	8.8%	6.2%	311,508	306,541	1.6%
Medium Commercial	417	8.3%	439	9.1%	-5.2%	30,681	30,678	0.0%
Industrial	806	16.0%	886	18.3%	-9.0%	6,144	6,006	2.3%
Wheeling System	1,095	21.8%	1,069	22.1%	2.4%	707	682	3.7%
Others					0.0%
Public Lighting	147	2.9%	144	3.0%	2.5%	22	21	4.8%
Shantytowns and Others	93	1.8%	82	1.7%	13.7%	379	378	0.3%
Total	5,033	100.0%	4,838	100.0%	4.0%	2,726,422	2,698,548	1.0%

Capital Expenditures

During the fourth quarter of 2012, our capital expenditures amounted to Ps. 197.9 million, compared to Ps. 201.4 million in the fourth quarter of 2011.

Our capital expenditures in the fourth quarter of 2012 consisted mainly of the following:

•	Ps. 148.9 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 32.6 million in network maintenance and improvements;
•	Ps. 2.1 million in legal requirements;
•	Ps. 4.4 million in communications and telecontrol; and
•	Ps. 13.3 million of other investment projects.

For the twelve-month period ended December 31, 2012, our Capital Expenditures totalized to Ps. 544.4 million, compared to Ps. 434.6 million in the same period of 2011, including acquisition of supplies and spare parts.

PUREE Funds In the fourth quarter of 2012, PUREE funds increased 23.7%, amounting Ps. 121.8 million vis à vis Ps. 98.5 million in the same period of 2011.	Energy Losses Quarterly energy losses increased 1.8 bps compared to the fourth quarter 2011.

Fourth Quarter 2012 Page 6 of 10

Discussion of EDEN Financial Results:

Sales

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	4Q 2012		4Q 2011			December 2012	December 2011	Clients
	In Gwh	%	In Gwh	%	Variation	Clients	Clients	Variation
Residential	164	23.0%	161	22.9%	1.9%	296,249	293,320	1.0%
Small Commercial	61	8.6%	60	8.5%	1.7%	43,491	42,657	2.0%
Medium Commercial	29	4.1%	28	4.0%	3.6%	1,462	1,446	1.1%
Industrial	203	28.5%	199	28.3%	2.0%	834	812	2.7%
Wheeling System	74	10.4%	73	10.4%	1.4%	83	81	2.5%
Others
Public Lighting	18	2.5%	18	2.6%	0.0%	1,694	1,672	1.3%
Shantytowns and Others	164	23.0%	165	23.4%	-0.6%	252	246	2.4%
Total	713	100.0%	704	100.0%	1.3%	344,065	340,234	1.1%

Capital Expenditures

During the fourth quarter of 2012, our capital expenditures amounted to Ps. 17.3 million, compared to Ps. 18.1 million in the fourth quarter of 2011.

Our capital expenditures in the fourth quarter of 2012 consisted mainly of the following:

•	Ps. 15.7 million in growth, replacement, public safety, quality services and environmental;
•	Ps. 0.8 million in IT, communications and technology advances and energy loses control) and;
•	Ps. (1.6) million in other capex (contingencies).

For the twelve-month period ended December 31, 2012, our Capital Expenditures amounted to Ps. 94.3 million, compared to Ps. 83.0 million in the same period of 2011.

PUREE Funds	Quarterly Energy Losses

Fourth Quarter 2012 Page 7 of 10

EDENOR

As of today, the outstanding principal amount of our dollar denominated financial debt (net of the senior notes due 2022 that we hold) is US$ 283.3 million, consisting of US$ 24.8 million principal amount of Senior Notes due 2017 and US$ 258.5 million principal amount of Senior Notes due 2022. In addition, the outstanding principal amount of our peso denominated debt is Ps. 7.0 million, consisting of Ps. 5.8 million of our Floating Rate notes due 2013 and the remaining amount consisting of loans with banks.

EDEN

As of today, the outstanding principal amount of our peso denominated financial debt is Ps. 60.6 million, consisting in bank debt by Ps. 30.2 million at floating rate and Ps. 30.4 million at fixed rate.

Fourth Quarter 2012 Page 8 of 10

About EDENOR/EDEN

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2012, Edenor sold 20,760 GWh of energy and purchased 23,934 GWh of energy, with net sales of approximately Ps. 2.9 billion and net loss of Ps. 1,016.50 million.

Eden distributes electricity exclusively to the northern zone of the Buenos Aires province, which has a population of approximately 1.5 million people and an area of 109,141 sq. km. In 2012, Eden sold 2.863 GWh of energy and purchased 3.210 GWh of energy, with net sales of approximately Ps. 721.4 million and net gains of Ps. 30.4 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.
6363 Del Libertador Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358
investor@edenor.com
www.edenor.com.ar

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Wednesday, March 13, 2013, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial 1(877)317-6717 in the United States or, if outside the United States, +1(412) 317-6717 or 0800-444-2930 in Argentina. Participants should use conference ID 10013298 or request for Edenor’s Conference Call, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available 1 hour after the end of the conference through 03/13/2013 11:00 a.m. NY Time.  To access the replay, please dial 1(877) 344-7529 or 1(412) 317-0088. The Conference ID: 10025614.

For more information, please access: www.edenor.com ; www.cnv.gob.ar

Fourth Quarter 2012 Page 9 of 10

Standalone Income Statement, Cash Flow and Balance Sheet
(For the twelve month period ended December 31, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)*

Standalone Income Statement

	31.12.12		31.12.11

Continuing Operations	US$	AR$	AR$

Net sales	605,357	2,977,146	2,302,045

Electric power purchases	(353,849)	(1,740,231)	(1,130,890)

Subtotal	251,508	1,236,915	1,171,155

Transmission and distribution expenses	(273,430)	(1,344,730)	(970,501)

Gross Margin	(21,923)	(107,815)	200,654

Operating Expenses	(122,436)	(602,139)	(458,550)

Other incomes / (Expenses)	(14,391)	(70,774)	(30,063)

Gain from acquisition of assets	-	-	434,959

Result participation in subsidiaries	6,165	30,318	48,931

Result participation in joint ventures	1	3	4

Operating Result	(152,584)	(750,407)	195,935

Net financial results	(73,284)	(360,413)	(199,475)

Result before income tax	(225,868)	(1,110,820)	(3,540)

Income tax	23,733	116,717	(82,177)
Profit (Loss) from continuing operations	(202,136)	(994,103)	(85,676)

Discontinued operations	(4,548)	(22,367)	(218,340)

Profit (Loss) for the year	(206,684)	(1,016,470)	(304,016)

Total others integral results	1,614	3,266	(11,337)

Total integral results for the year	(205,070)	(1,013,204)	(315,353)

Earnings per share from continued operations	(0.225)	(1.108)	(0.096)

Earnings per share from discontinued operations	(0.005)	(0.025)	(0.243)

Standalone Balance Sheet

	31.12.2012		31.12.11

ASSETS	US$	AR$	AR$

Total non-current assets	992,901	4,883,088	4,511,048

Total current assets	199,001	978,689	857,920

Other assets available for sale	8,442	41,518	216,531

TOTAL ASSETS	1,200,345	5,903,295	5,585,499

TOTAL EQUITY	85,031	418,181	1,431,385

LIABILITIES

Total non-current liabilities	775,179	3,812,330	3,150,388
Total current liabilities	340,135	1,672,784	1,003,726

TOTAL LIABILITIES	1,115,314	5,485,114	4,154,114
TOTAL LIABILITIES AND EQUITY	1,200,345	5,903,295	5,585,499

Standalone Cash Flow

	31.12.2012		31.12.2011

Changes in chash and cash equivalents	US$	AR$	AR$
Cash and cash equivalents at beginning of year	19,973	98,227	246,007
Financial income on cash and cash equivalents	7,281	35,808	3,281
Change in cash and cash equivalents	(14,432)	(70,976)	(151,061)
Cash and cash equivalents at end of year	12,822	63,059	98,227

Operating activities

Integral result for the period	(206,684)	(1,016,470)	(304,057)

Net cashflow provided by operating activities	56,662	278,664	465,329
Net cash flows used in investing activities	(54,660)	(268,816)	(534,147)
Net cash flow (used in) provided by financing activities	(16,434)	(80,824)	(82,243)
(Decrease) Increase in cash and cash equivalents	(14,432)	(70,976)	(151,061)

*Financial tables have been converted into U.S. dollars at a rate of Ps.  4.918 per dollar, the buying rate as of December 31, 2012, solely for the convenience of the reader.

Fourth Quarter 2012 Page 10 of 10

Consolidated Income Statement, Cash Flow and Balance Sheet
(For the twelve month period ended December 31, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)*

Consolidated Income Statement

	31.12.12		31.12.11

	US$	AR$	AR$
Net sales	757,474	3,725,256	2,805,817

Income from construction	23,915	117,615	87,374

Electric power purchases	(419,321)	(2,062,220)	(1,325,458)

Construction cost	(23,915)	(117,615)	(87,374)

Subtotal	338,153	1,663,036	1,480,359
Transmission and distribution expenses	(319,250)	(1,570,072)	(1,094,825)

Gross Margin	18,903	92,964	385.534

Result participation in joint ventures	1	3	4

Operating Result	(145,037)	(713,291)	258,890

Financial incomes	17,489	86,009	55,568

Financial expenses	(60,359)	(296,848)	(216,123)

Other financial results	(33,895)	(166,698)	(97,214)

Net financial results	(76,766)	(377.537)	(257,769)

Result before income tax	(221,803)	(1,090,828)	1,121

Income tax	20,289	99,779	(152,971)
Profit (Loss) from continuing operations	(201,515)	(991,049)	(151,850)

Results of discontinued operations	(4,548)	(22,367)	(139,531)

Profit (Loss) for the year	(206,063)	(1,013,416)	(291,381)

Profit (Loss) for the Year attributable to:

Society owners	(206,684)	(1,016,470)	(304,057)

Non Controlling	621	3,054	12,676

Profit (Loss) for the year	(206,063)	(1,013,416)	(291,381)

Profit (Loss) for the year attributable to society owners

Continued Operations	(202,136)	(994,103)	(164,526)

Discontinued Operations	(4,548)	(22,367)	(139,531)
	(206,684)	(1,016,470)	(304,057)

Consolidated Balance Sheet

	31.12.2012		31.12.2011

ASSETS	US$	AR$	AR$

Total non-current assets	1,079,522	5,309,090	4,884,732

Total current assets	258,022	1,268,952	835,783

Other assets available for sale	45,425	223,398	1,291,078

TOTAL ASSETS	1,382,969	6,801,440	7,011,593
Equity attributable to the owners	85,031	418,181	1,431,385

Non-controlling participation	14,459	71,107	415,801

TOTAL EQUITY	99,489	489,288	1,847,186

LIABILITIES

Total non-current liabilities	833,776	4,100,509	3,365,688

Total current liabilities	417,726	2,054,376	1,256,514
Liabilities associated with assets held for sale	31,978	157,267	542,205

TOTAL LIABILITIES	1,283,479	6,312,152	5,164,407
TOTAL LIABILITIES AND EQUITY	1,382,969	6,801,440	7,011,593

Consolidated Cash Flow

	31.12.2012		31.12.2011

Changes in chash and cash equivalents	US$	AR$	AR$
Cash and cash equivalents at beginning of year	26,537	130,509	246,007
Financial income on cash and cash equivalents	7,478	36,776	3,281
Change in cash and cash equivalents	(19,556)	(96,177)	(118,779)
Cash and cash equivalents at end of year	14,459	71,108	130,509
Cash and cash equivalents in the finanacial state	14,459	71,108	130,509
Cash and cash equivalents included in assets for sale	2,268	11,154	28,305
Cash and cash equivalents at end of year	16,727	82,262	158,814
Integral result for the period	(206,063)	(1,013,416)	(291,381)
Net cashflow provided by operating activities	129,141	635,115	658,950
Net cash flows used in investing activities	(114,978)	(565,462)	(794,033)
Net cash flow (used in) provided by financing activities	(33,719)	(165,830)	16,304
(Decrease) Increase in cash and cash equivalents	(19,556)	(96,177)	(118,779)

*Financial tables have been converted into U.S. dollars at a rate of Ps.  4.918 per dollar, the buying rate as of December 31, 2012, solely for the convenience of the reader.